May 28, 2026

George Mattson
Chief Executive Officer
Wheels Up Experience Inc.
2135 American Way
Chamblee, Georgia 30341

        Re: Wheels Up Experience Inc.
            Registration Statement on Form S-3
            Filed May 22, 2026
            File No. 333-296202
Dear George Mattson:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Heather Ducat